April 25, 2005


By facsimile to (781) 224-0114 and U.S. Mail


Mr. Robert H. Davis
Chief Executive Officer
Greenman Technologies, Inc.
7 Kimball Lane, Building A
Lynnfield, MA 01940

RE:	Greenman Technologies, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed April 6, 2005
File No. 1-13776

Dear Mr. Craigie:

	We limited our review of the filing to disclosures under Items
11 and 13 of Schedule 14A and have the comments below.

Item 13.  Financial and Other Information

1. We note your statement on page 2 that your annual report, containing financial statements for the fiscal year ended September
30, 2004, is being mailed contemporaneously with the proxy
statement
to all stockholders entitled to vote. You must mail also contemporaneously your most recent quarterly report on Form 10-QSB for the quarter ending December 31, 2004 or, if available, your quarterly report on Form 10-QSB for the quarter ending March 31, 2005 also is being mailed contemporaneously with the proxy statement to all stockholders entitled to vote. Revise to state this.

2. Identify on the last page the information that you are incorporating by reference under Item 13(c)(2) of Schedule 14A.


Closing

	As appropriate, respond to the comments within 10 business days or tell us when you will provide us a response. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the response to the comments.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filing reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Greenman Technologies and its management are in possession of all facts relating to the disclosures in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Greenman Technologies acknowledging that:

* Greenman Technologies is responsible for the adequacy and accuracy of the disclosures in the filing.

* Our comment or changes to disclosures in response to our comment do not foreclose the Commission from taking any action on the filing.

* Greenman Technologies may not assert our comment as a defense in any proceedings initiated by the Commission or any person under the
United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-2864

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief



Mr. Richard H. Davis
April 25, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE